Exhibit 99.1

NEWS RELEASE SEPTEMBER 3, 2008	OTC BB: VCTPF CUSIP: 918881103

VALCENT SIGNS LETTER AGREEMENT FOR AUSTRALIAN COUNTRY LICENSE

El Paso, TX. – September 3, 2008 -Valcent has signed a Letter of Agreement with the Hydroganics Joint Venture, an Australian Group, for the exclusive use of Valcent’s High Density Vertical Growing System (“HDVGS”), for vegetables, excluding grains, in Australia. Under the terms of the agreement, Hydroganics will invest US$2,500,000 by purchasing Valcent equity at $.60 per unit consisting of one share and one-half share purchase warrant. One whole warrant will entitle Hydroganics, on exercise, to purchase one additional common share at a price of $.75 for a two year period.

Valcent shall have a carried 30% equity interest in Hydroganics until Hydroganics has raised US $10 Million in equity, for the development and commercialisation of HVGS in Australia. Thereafter, Valcent shall have anti dilution rights to purchase 30% of any further equity issued.

In addition, on completion of Hydro’s share purchases as well as Hydroganic’s successfully completing the commercial production from its first VGS, then Valcent shall offer first rights to deploy VGS, and any related or subsequent VGS modifications to HG for a term of 3 years with the right to renewal on certain conditions.

Hydroganics has a working relationship with a number of growers in Australia who see significant advantage in the HDVGS approach to vegetable supply and preliminary discussions with one of Australia leading supermarket chains has resulted in a high level of interest. The reduced level of water usage, the ability to reduce the length of the supply chain in an environment of significantly increased fuel costs combined with increased production efficiencies and reduced land usage successfully address current issues in the Australian agriculture sector.

Glen Kertz, Valcent’s President and CEO commented, “The recent devastating drought conditions experienced by Australian growers emphasizes Valcent’s position that sustainable, renewable, high density crop technology, sited in urban areas and using only five percent of the water of conventional crops, is critical in insuring food supply at reasonable cost. Valcent anticipates the application of HDVGS to be ubiquitous across agriculture globally and this is the first tangible evidence of this proposition. We are very impressed with Hydroganic’s management’s history and expertise in the commercial nursery and agricultural industry.”

About Valcent Products, Inc:
Valcent Products Inc. (OTCBB: VCTPF) develops highly innovative consumer and industrial products and processes for global markets. A pioneer and leader in ecotechnology with its core research and development in sustainable, renewable, and intense growth of agricultural products, all Valcent products and processes have patents or patents pending on integral technologies. For more information, visit: www.valcent.net

Contacts:
Investor Relations Steve McGuire or Gerry Jardine or Mike Parker 866.408.0153 or 800.877.1626	Media Relations Nancy Tamosaitis Vorticom Public Relations 212.532.2208 Nancyt@vorticom.com

Safe Harbor for Forward Looking Statements: Except for historical information contained herein, the contents of this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the company’s operations, markets, products and prices as well as other factors addressed in the company’s filings with the Securities and Exchange Commission.